October 5, 2004


Via Facsimile (504) 569-7001 and U.S. Mail

Charles Snyder
Milling Benson Woodward L.L.P.
909 Poydras Street, Suite 2300
New Orleans, Louisiana 70130

RE:	Avoca, Incorporated
      Schedule 13E-3 filed September 28, 2004
      File no. 5-32043

      Preliminary Schedule 14A as amended September 27, 2004
      File no. 0-9219

Dear Mr. Snyder:

      We have the following comments on the above-referenced filings.

Schedule 14A

1. Revise the last paragraph on page 11 to clearly state, if true, that the board believes the transaction is substantively and procedurally fair to both unaffiliated shareholders who will be cashed out in the transaction and unaffiliated shareholders who will retain their interest in the company. Refer to prior comment 5.

Background, Purpose Structure and Effect of the Split Transaction, page 12

2. We note your response to prior comment 14. Please expand your disclosure to discuss with specificity all discussions relating to the going private transaction. It is insufficient to state that the board has been considering going private "for as many as twenty years" and "with the enactment of the Sarbanes-Oxley Act of 2002
.... the board of directors once again considered whether the costs of maintaining its public-trading status was justifiable." Your disclosure seems to indicate that the board discussed the issue of going private on at least more than one occasion since the passage of Sarbanes-Oxley. Your disclosure should reflect each such meeting, including the date of and the matters discussed at the meeting.

3. Revise to include your response to prior comment 15 indicating that the current higher prices for oil and gas did not factor into the board`s decision to proceed with the going private transaction. Also revise to disclose that the board did not consider other methods to reduce expenses or a sale to a third party and the reasons for not doing so, as expressed in your response to prior comment 18.

Factors Considered by the Board of Directors, page 14

4. We note your response to comment 21. Please revise to disclose what consideration the board gave, if any, to the fact that the total cash required to complete the transaction is significantly greater than the anticipated annual cost savings associated with no longer being a public reporting company.

5. We have reviewed your responses to prior comments 23 and 25; however, your document should generally address the factors listed in Instruction 2 to Item 1014 of Regulation M-A, whether or not the board considered them to be relevant or material to its fairness determination. If the board did not consider one or more of the factors, state that and explain why the factors were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. In this regard, we are unable to locate a discussion of the factors listed in Instruction 2(vi) and (viii). Furthermore, we note your response that the board did not make any independent determination of the company`s going concern value or liquidation value, but your disclosure on page 17 that the board "considered" going concern and liquidation values suggests otherwise. If, as intimated in your response, the board relied upon Chaffe`s analyses of going concern value and liquidation value to fulfill its obligations under Item 1014 of Regulation M-A, then it must specifically adopt such analyses as its own.

6. We reissue prior comment 26. Revise the board`s fairness discussion to ensure that it separately addresses Item 1014(c),
(d) and (e) of Regulation M-A, and disclose why the board believes the transaction is procedurally fair in the absence of those procedural safeguards. In particular, have the board address these points while considering that all the company`s management-related shareholders who will retain their investment in the company are also the affiliates who determined to effectuate the reverse stock split, reject other alternatives and set the price to be paid in lieu of fractional shares.

7. Disclose the forecast of earnings as referenced at the bottom of page 17 and any assumptions underlying those forecasts.

Land and Mineral Appraisals, page 29

8. We note your response to prior comment 36. Please expand the disclosure to discuss the findings, including quantification, and to discuss any recommendations made. Also disclose all projections that the appraisers developed, including the projected future cash flows mentioned at the bottom of page 29. In addition, please discuss any instructions given or limitations imposed by AVOCA.

Summary Financial Information, page 33

9. Your response to prior comment 38 indicates that you are including the company`s complete financial statements as an annex to the proxy statement to comply with Item 13(b)(2) of Schedule 14A.
Please note that Item 13(b)(2) requires that all information specified in Item 13(a) be delivered to security holders, including disclosure pursuant to Items 303, 304 and 305 of Regulation S-K. Revise accordingly.

Closing Information

      As appropriate, please revise the proxy statement and
Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

      Direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638 or email at PressmanM@sec.gov. Please send all correspondence to us at the following ZIP code: 20549-0303.


						Sincerely,



						Michael Pressman
						Office of Mergers and Acquisitions